UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)

LEATT CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

522132 20 8
(CUSIP Number)

Christopher Leatt
c/o 12 Kiepersol Drive, Atlas Gardens
Contermanskloof Road, Durbanville
Western Cape, South Africa, 7441
+(27) 21-557-7257
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS CHRISTOPHER LEATT
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [_]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION REPUBLIC OF SOUTH AFRICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,019,607(1)
	8.	SHARED VOTING POWER 5,007 (1)(2)
	9.	SOLE DISPOSITIVE POWER 2,019,607(1)
	10.	SHARED DISPOSITIVE POWER 5,007(1)(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,024,614
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X] (3)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.68%(3)(4)
14.	TYPE OF REPORTING PERSON IN

___________________________

(1) The number of shares reflects the Reverse Split described in Item 1 of this filing.

(2) Represents shares of the common stock held by members of the Reporting Person's immediate family.

(3) The aggregate amount does not reflect 96,000 shares of the Issuer's preferred stock held by the Reporting Person. The Reporting Person's preferred stock are convertible to common stock at a rate of 1 share of common stock for each share of preferred stock, but vote with the common stock on a 100-for-one basis, representing an additional voting power of 9,600,000 shares of the common stock, and an aggregate voting power of 11,624,614 shares, or 65.77%, based on a combined denominator of 17,673,683 shares.

(4) Percentage based on the Issuer's 5,673,683 issued and outstanding shares of the Common Stock as of the date hereof.

Item 1. Security and Issuer.

Pursuant to Rule 13d-2 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D/A (this "Amendment") amends and supplements the Schedule 13D filed on July 9, 2012, as amended by Schedule 13D/A filed on October 16, 2017, as amended by the Schedule13D/A filed on May 6, 2021 (together, the "Original Statement"), and is being filed on behalf of Dr. Christopher Leatt (the "Reporting Person"). This Amendment relates to the common stock, par value $0.001 per share (the "Common Stock") of Leatt Corporation, a Nevada corporation (the "Issuer"), after giving effect to a 1-for-25 reverse stock split of the Issuer's common stock effected on September 20, 2012 (the "Reverse Split"). The Issuer's principal executive offices are located at 12 Kiepersol Drive, Atlas Gardens, Contermanskloof Road, Durbanville, Western Cape, South Africa, 7441.

All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original Statement.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Statement is hereby supplemented by inserting the following after the last paragraph thereof:

On November 17, 2021, the Reporting Person adopted a Rule 10b5-1 trading plan to effect the sale of up to 200,000 shares of the Common Stock over a 12-month period in accordance with the timing and manner restrictions set forth in Rule 144 of the Securities Act.  As at January 12, 2022, the Reporting Person had sold an aggregate of 14,000 shares under the trading plan in multiple transactions at prices ranging from $28.01 to $32, inclusive, for an aggregate sale price of $418,952.

On December 22, 2021, the Issuer's Board approved the award of 8,500 restricted shares of the Issuer's common stock to the Reporting Person, pursuant to a Restricted Stock Award Agreement, under the Issuer's 2011 Amended and Restated Equity Incentive Plan. Sixty percent, or 5,100 shares, of the restricted stock vested on December 31, 2021, and the remaining forty percent, or 3,400 shares, will vest on four equal parts on March 31, 2022, June 30, 2022, September 30, 2022, and December 31, 2022, respectively; provided, however, that any unvested restricted stock will fully vest in the event of any change in control of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated in its entirety as follows:

(a) For purposes of Rule 13d-3 promulgated under the Act, the Reporting Person beneficially owns and controls 2,024,614 shares of the Issuer's common stock, representing 35.68% of the Issuer's issued and outstanding common stock as of January 12, 2022 (including the convertible securities held by the Reporting Person).

(b) The Reporting Person has sole voting and dispositive power over 2,019,607 of the shares of the Issuer's issued and outstanding common stock that are directly and beneficially owned by him and has shared voting and dispositive power over 5,007 shares of the Issuer's Common Stock.  The Reporting Person also has sole voting and dispositive power over 96,000 shares of the Issuer's preferred stock held by the Reporting Person. The Reporting Person's preferred stock are convertible to the Common Stock at a rate of 1 share of Common Stock for each share of preferred stock, but the preferred stock vote with the Common Stock on a 100-for-one basis. The Reporting Person does not own any other voting securities of the Issuer.

(c) Other than the transactions described in Item 3 above, the Reporting Person has not been involved in any transactions involving the voting securities of the Issuer in the last 60 days.

(d) Except as otherwise indicated above, no other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e) The Reporting Person is the beneficial owner of five percent or more of the outstanding shares of the Issuer's Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2022

/s/ Christopher Leatt

 Christopher Leatt